

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2014

<u>Via E-mail</u>
Jeff Glasse
Chief Executive Officer
Kogeto, Inc.
51 Wooster Street, 2nd Floor
New York, NY 10013

> **Re:**   **Kogeto, Inc.**
> **Amendment No. 3 to Form 8-K**
> **Filed August 29, 2014**
> **Form 10-Q for Fiscal Quarter Ended**
> **June 30, 2014**
> **File No. 000-51997**

Dear Mr. Glasse:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to the comments, we may have additional comments.

<u>Amendment No. 3 to Form 8-K filed on August 29, 2014</u>

<u>Merger Agreement, page 1</u>

1.   We note your response to the first bullet point in prior comment 1. Please revise to disclose the designation of the shares referenced in your response and indicate when the designation occurred. With a view to disclosure, please also:
   - Tell us who received the designated shares, including any affiliates of the parties to the merger, and the amounts they received;
   - Explain to us what consideration, if any, the designees provided for their shares;
   - Tell us whether and when Mr. Solko filed any report required by Section 13(d) or 16 related to the designation. Also tell us whether and when your current affiliates filed any such reports; and

- Provide us an analysis of whether and how the designation complies with Section 5 of the Securities Act. Also, if there is a risk that the designation did not comply with Section 5, please disclose material risks to the company or the designees.

2.   We note your response to the second bullet point in prior comment 1 and your revised disclosures on page 16. Please reconcile your disclosure that the merger was not conditioned on the sale of the assets with Section 5.11 of the merger agreement, which appears under the heading "Conditions Precedent to Obligations of Kogeto." Please also reconcile Mr. Solko's January 14, 2014 execution of agreements in the capacity as president of Northeast Automotive Holdings, Inc. with your disclosure on page 40 and elsewhere that Mr. Solko resigned all positions on January 6, 2014.

Financial Advisory Agreement, page 4

3.   We refer to your response to prior comment 2. Please reconcile the agreement dates disclosed on pages 4 and 48.

The Merger, page 4

4.   We refer to your revised disclosure in response to prior comment 6. Please revise to describe the "ongoing obligations" and "certain obligations of Kogeto Lucy LLC and the amount of proceeds applied to each of those obligations. Please ensure that your disclosure accounts for the entire $1,719,850.

Overview of our Business, page 5

5.   We note your response to prior comment 7 but it is unclear when the first sale of common equity security pursuant to an effective registration statement under the Securities Act of 1933 occurred. Accordingly, please tell us when the IPO occurred and provide us with the filing number of the registration statement.

Our Product Line, page 5

6.   We note your response to prior comment 8; however, your response and revised disclosures do not address the extent of the delays you have experienced or are currently experiencing. Accordingly, please tell us and, if material, disclose the extent to which your previous projections have been inaccurate.

Dot, page 7

7.   Please disclose your response to prior comment 9.

Lucy, page 8

8.   Please revise your disclosure to clarify how the solution that Mr. Glasse created was done "in connection" with the Measures of Effective Teaching Project.

Distribution, page 11

9.   We note the revised disclosures made on the trading agreement in the last paragraph of this section. As indicated, the trade credits could be used with Ionic Trading for a combination of trade credits and cash. Also, the agreement has a term of three years (beginning as of February 2013) and any trade credits not used before the end of the term will expire. Please tell us how transactions with Ionic Trading are accounted for and revise future filings to disclose your accounting for these transactions. In that regard, specifically addressing the fact that the trade credits expire, describe how this impacts your accounting requirements for revenue recognition.

10.   With respect to the trading agreement, please revise to explain the material terms of all trades that were made prior to your initial filing of the Form 8-K. For instance, please disclose when material trades were made and the number of product units that you shipped to Ionic. For applicable periods, please disclose (1) the amount of cash you received and (2) the amount of trade credits you received. Please also disclose, as applicable, the amount of trade credits you used during those periods and whether you had a trade credit balance as of those dates.

Intellectual Property, page 11

11.   We note your response to prior comment 15. Please revise to explain the unique function that the patent protects.

Net Sales, page 30

12.   We note your revised disclosures in response to prior comments 23 and 24. Please revise the final sentence under the heading to identify whether the $166,000 shipment was for Lucy or Lucy S product.

Directors and Executive Officers…, page 36

13.   We note your revised disclosures in response to prior comment 26. Please revise to disclose the names and principal businesses of each company that employed Mr. Clark during the September and October 2013 period.

14.   We note your revised disclosures in response to prior comment 27. Please also disclose AgFeed's bankruptcy filings pursuant to Regulation S-K, Item 401(f)(1).

Outstanding Equity Awards…, page 41

15.   Your response to prior comment 30 does not address the final two sentences of the comment. Please tell us whether investors hold options to acquire ownership interests in your subsidiary and the extent of the ownership that could be acquired by these investors. Please also tell us whether those investors are related parties. If the outstanding options in the subsidiary were or will be converted into securities of the registrant in connection with the merger, please disclose the terms of the conversion. Please also reconcile the disclosure in the table with your disclosure on page 39 regarding no options outstanding prior to the merger.

Preferred Stock, page 44

16.   Please reconcile the disclosed January 1, 2013 conversion date with the fourth recital to the Stock Cancellation Agreement.

Rule 144, page 45

17.   We note your responses to prior comments 1 and 35 and your revised disclosures on page 45. Please revise to disclose the Rule 144 status of the 4,005,677 shares that Mr. Solko designated and provide us with an analysis that supports your revised disclosure.

Unregistered Sales…, page 47

18.   We note your response to prior comment 36. Please revise to disclose the number of purchasers in each offering. Also, given that you continue to claim reliance on Regulation D for the transactions mentioned in your disclosure, please also include a risk factor disclosing the potential consequences of your failure to file required Form D filings.

Form 10-Q for the quarter ended June 30, 2014

Consolidated Statements of Stockholders' Deficit, page 3

19.   Please tell us how you believe this statement properly reflects the recapitalization resulting from the reverse merger completed on January 6, 2014. In that regard, please explain to us the basis for the amounts presented as the beginning balance here and also how the amounts presented to reflect the recapitalization were calculated.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any other questions.

Sincerely,

/s/ Geoffrey Kruczek for

Amanda Ravitz
Assistant Director

cc (via email): Spencer G. Feldman, Esq. – Olshan Frome Wolosky, LLP